Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”) dated as of July 20, 2012, is by and among TLB Holdings LLC, a Delaware limited liability company (“Parent”), TLB Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”), and The Talbots, Inc., a Delaware corporation (the “Company”).

WHEREAS, Parent, Sub and the Company entered into that certain Agreement and Plan of Merger dated as of May 30, 2012 (as amended, modified and/or supplemented from time to time, the “Merger Agreement”);

WHEREAS, Sub commenced the Offer on June 15, 2012;

WHEREAS, Parent, Sub and the Company now intend to amend certain provisions of the Merger Agreement as set forth herein; and

WHEREAS, the respective boards of directors or board of managers, as the case may be, of Sub, Parent and the Company have approved the execution and delivery of this Amendment on behalf of Sub, Parent and the Company, as applicable, and the Company hereby reaffirms the Recommendation of the Company Board.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Sub, and the Company agree as follows:

SECTION 1. Defined Terms. Capitalized terms used herein that are not otherwise defined have the meanings set forth in the Merger Agreement.

SECTION 2. Amendments to Merger Agreement.

2.1 Section 1.01(d) of the Merger Agreement is hereby amended by adding the following sentence after the third sentence:

“In addition, Sub shall have the right in its sole discretion to extend (or re-extend) the Offer and expiration date beyond any then-scheduled expiration date of the Offer for one or more periods, in consecutive increments of up to five (5) Business Days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (i) all of the Offer Conditions have been satisfied or, to the extent waivable in accordance with the terms hereof, have been waived by Sub or Parent and (ii) the Debt Financing (or, in the case Alternative Debt Financing has been arranged in accordance with Section 7.08(b) for all the Debt Financing, such Alternative Debt Financing) has not been received by Sub or Parent and the lenders party to the Debt Commitment Letter (or New Debt Commitment Letter for any Alternative Debt Financing) have not confirmed to Parent and Sub that the Debt Financing (or any Alternative Debt Financing) in an amount sufficient to consummate the Offer and the Merger will be available at the Offer Closing on the terms and conditions set forth in the Debt Commitment Letter (or New Debt Commitment Letter for any Alternative Debt Financing); provided, however, that, if, at any then-scheduled expiration date for the Offer, (x) all of the Offer Conditions have been satisfied or, to the extent waivable in accordance with the terms hereof, have been waived by Sub or Parent and (y) the Debt Financing (or, in the case Alternative Debt Financing has been arranged in accordance with Section 7.08(b) for all the Debt Financing, such Alternative Debt Financing) has been received by Sub or Parent or lenders party to the Debt Commitment Letter (or New Debt Commitment Letter for any Alternative Debt Financing) have confirmed to Parent and Sub that the Debt Financing (or any Alternative Debt Financing) in an amount sufficient to consummate the Offer and the Merger will be available at the Offer Closing on the terms and conditions set forth in the Debt Commitment Letter (or New Debt Commitment Letter for any Alternative Debt Financing), then Sub and Parent shall only have a one-time right to extend the Offer pursuant to this sentence and such extension shall be for a period of five (5) Business Days.”

2.2 Section 1.01(d) of the Merger Agreement is hereby further amended by replacing the last sentence with the following:

“In addition, for the avoidance of doubt, nothing in this Section 1.01(d) shall limit or otherwise affect (1) the right of Parent or the Company to terminate the Offer in accordance with Section 1.01(f) and/or (2) Parent’s or the Company’s right to terminate this Agreement pursuant to Section 9.01.”

2.3 Section 1.01(f) of the Merger Agreement is hereby amended by replacing the clause (i) in the first sentence with the following:

“(i) (A) any Offer Condition shall not have been satisfied or, to the extent waivable by Parent or Sub, waived or (B) the Debt Financing (or, in the case Alternative Debt Financing has been arranged in accordance with Section 7.08(b) for all the Debt Financing, such Alternative Debt Financing) shall not have been received by Sub or Parent and the lenders party to the Debt Commitment Letter (or New Debt Commitment Letter for any Alternative Debt Financing) shall not have confirmed to Parent and Sub that the Debt Financing (or any Alternative Debt Financing) in an amount sufficient to consummate the Offer and the Merger will be available at the Offer Closing on the terms and conditions set forth in the Debt Commitment Letter (or New Debt Commitment Letter for any Alternative Debt Financing) and”.

2.4 Section 10.01(hhhhhh) of the Merger Agreement is hereby amended in its entirety to read: ““Proxy Statement Clearance Date” means July 11, 2012.”

2.5 The Financing Proceeds Condition is hereby deleted. Accordingly, Section (e) of the first paragraph of Annex I of the Merger Agreement shall be amended in its entirety to read: “[Intentionally Omitted]; or” and Section 10.01(www) of the Merger Agreement shall be amended in its entirety to read: “[Intentionally Omitted.]”. All other references in the Merger Agreement to the Financing Proceeds Condition are hereby deleted.

SECTION 3. Effect on Merger Agreement. Other than as specifically set forth herein, all other terms and provisions of the Merger Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect.

SECTION 4. Miscellaneous. Sections 11.03 through 11.13 of the Merger Agreement are hereby incorporated by reference into this Amendment and the terms thereof shall be applied, mutatis mutandis, to this Amendment.

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IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

TLB HOLDINGS LLC

By:	/s/ Stefan Kaluzny
Name: Title:	Stefan Kaluzny President

TLB MERGER SUB INC.

By:	/s/ Stefan Kaluzny
Name: Title:	Stefan Kaluzny President

THE TALBOTS, INC.

By:	/s/ Richard T. O’Connell, Jr.
Name: Title:	Richard T. O’Connell, Jr. Executive Vice President

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